Exhibit 21.1

List of subsidiaries of Roku, Inc.

Subsidiary Name	Jurisdiction
Purple Tag Productions LLC	Delaware, United States of America
Roku Europe Limited	United Kingdom
Purple Tag Media Technology (Shanghai Ltd)	China
Roku Denmark ApS	Denmark
Roku Technologies International Limited	Ireland